AMERICAN BEACON SELECT FUNDS

220 East Las Colinas Boulevard, Suite 1200

Irving, Texas 75039

December 30, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal by American Beacon Select Funds (the “Trust”), on behalf of its series American Beacon Ionic Inflation Protection ETF, of Registration Statement on Form N-14 (File No. 333-283894)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the registration statement on Form N-14 that was filed with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, on December 18, 2024, accession no. 0001133228-24-011315 (the “N-14”). The N-14 was filed to register shares of American Beacon Ionic Inflation Protection ETF (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of Ionic Inflation Protection ETF (the “Target Fund”), a series of Tidal ETF Trust, into the Acquiring Fund.

This request for withdrawal is being made following a discussion with the staff of the SEC regarding the financial statements for the Target Fund reflected in the N-14. The Trust intends to file a new registration statement on Form N-14 after the Target Fund has filed with the SEC its financial statements for the period ended October 31, 2024 on Form N-CSR and the N-14 will incorporate by reference the October 31, 2024 financial statements from the Form N-CSR filing.

No shares of the Acquiring Fund were issued or sold in connection with the N-14 and no prospectus contained in the N-14 has been distributed. The Trust respectfully submits that a withdrawal of the N-14 is consistent with the public interest and the protection of investors.

This filing relates solely to the Acquiring Fund and the Target Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust or the Tidal ETF Trust.

If you have any questions, please feel free to contact Kathy Kresch Ingber at (202) 778-9015.

Sincerely,

/s/ Rosemary Behan
Rosemary Behan
Vice President, Secretary and Chief Legal Officer